FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“GPA”), hereby informs its shareholders and the market in general that, at the Annual and Extraordinary General Meeting held on the date hereof, it was approved the payment of interest on equity (“EI”), on behalf of the mandatory minimum, in the gross amount of BRL 95,433,112.34, corresponding to R$.0,354460 per share, calculated for the fiscal year ending December 31, 2021. From such gross amount, it will be deducted the amount related to withhold taxes (“IRRF” – “Imposto de Renda Retido na Fonte”), pursuant to the law in force, with the exception of the shareholders that are immune and/or exempt.

With respect to the American Depositary Receipts traded on the New York Stock Exchange – NYSE (“ADR”), the payment shall occur on June 22, 2022 by JP Morgan Chase Bank, N.A., the depositary bank of the ADRs, and the ADR holders of record at the close of business on May 09, 2022 will be entitled to the payment.

The shares issued by GPA shall be traded ex-dividends at B3 as from April 28, 2022 and NYSE as from May 06, 2022.

For the payment of JCP, the shareholders duly immune or exempt from IRRF shall submit to GPA, until April 28, 2022, a copy of the documents evidencing their exception to gpa.ri@gpabr.com and certified copies of such documents to the attention of the Investors Relation Officer at the address of the Company´s head office (Av. Brigadeiro Luís Antônio, 3142, Jardim Paulista – Zip Code 01402-901, São Paulo/SP).

São Paulo, April 27, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.